[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURTIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “***”.

September 1, 2015

VIA EDGAR AND COURIER

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          GMS Inc.
Registration Statement on Form S-1
Filed July 28, 2015

File No. 333-205902

Dear Mr. Ingram:

This letter sets forth the response of GMS Inc. (the “Company”) to the comment letter, dated August 24, 2015, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-1 of the Company filed on July 28, 2015 (the “Registration Statement”).  This letter is being filed today with Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “***” in the copy filed electronically on EDGAR.

Market and Industry Data, page i

1.                        You state that your references to being a leader in a market or product category refer to your belief that you hold that position based on volume for wallboard and sales dollars for ceilings. As you frequently present your 11% market share in wallboard and 14% market share in ceilings together, please clarify your presentation by either presenting your market share in both product categories based on both metrics or by making explicit the manner in which market share for each product category has been determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3 and 82 of Amendment No. 1.

2.                        You state that “discussions herein regarding [y]our various markets are based on how [you] define the markets for [y]our products.” Please revise to ensure that when you clearly described how you define those markets.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 1.

Prospectus Summary, page 1

Our Company, page 1

3.                        You state that you are “the leading North American distributor of wallboard, suspended ceiling systems and complementary interior construction products.” We note your belief that you have the leading market share position in wallboard and ceilings, but you have provided no basis for the statement that you are leading North American distributor for complementary interior products. Please revise to make apparent the basis for your statement.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the Registration Statement to clarify that the Company is the leading North

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

American distributor of wallboard and ceilings and has separately disclosed that its product offering also includes complementary interior construction products.  Please see pages 1, 51 and 82 of Amendment No. 1.

Differentiated operating model, page 6

4.                        You refer here and elsewhere to your balanced mix of business between the commercial and residential markets, as well as new construction and R&R markets. Please disclose, where appropriate, your end-market exposure.

Response:

The Company respectfully advises the Staff that its accounting systems that generate the Company’s financial statements do not separately distinguish financial information for the commercial and residential end markets and the new construction and repair and remodeling end markets. As a distributor, the Company provides interior contractors with products, such as wallboard and ceilings, for construction projects, but is not involved in the construction projects themselves. Although the Company has some visibility into its mix of business between the various end markets, quantifying the allocation of business among the end markets relies heavily on several assumptions of management, particularly relating to the application of products distributed by the Company to its customers and the end markets for its products, based on the Company’s understanding of its customers and product base. As a result, in response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 90 of Amendment No. 1 to clarify that the balanced mix of business among the markets is a belief of the Company based on certain assumptions by management.

Risk Factors, page 36

A disruption or breach of our IT systems could adversely impact our business and operations, page 31

5.                        Please revise your disclosure under this risk factor to address the risks raised by your lack of effective IT general computer controls, disclosed on page 36.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 1.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Results of Operations, page 54

6.                        While you discuss the impact of costs related to the Acquisition on selling, general and administrative costs, you do not discuss what led to the 20% increase in selling, general and administrative costs exclusive of costs related to the Acquisition from period to period. Please revise to provide a discussion of the drivers behind the changes in selling, general and administrative expenses from period to period, both here and on page 59.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 61 and 62 of Amendment No. 1.

7.                        We note your analysis of the change in Adjusted EBITDA for the periods presented herein and on page 61. Please revise to also present an analysis of net loss for those periods.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 59 and 63 of Amendment No. 1.

Liquidity and Capital Resources, page 61

8.                        We note your analysis of the change in Adjusted working capital for the periods presented on page 62. Please revise to also present an analysis of GAAP working capital for those periods.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1.

Covenants under the ABL Facility and Term Loan Facilities, page 66

9.                        Please revise here or under Description of Certain Indebtedness, as appropriate, to clarify the manner in which “excess cash flow” is calculated for purposes of the Term Loan Facilities and the total leverage ratio targets that you refer to here.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 1.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

Derivative Financial Instruments, page 67

10.                 Please revise, here or elsewhere as appropriate, to provide the disclosure required by Item 305 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 1.

Compensation Discussion and Analysis, page 102

Payments upon Certain Events of Termination or Change in Control, page 113

11.                 Please revise to quantify the payments that would be due to your NEOs if terminated for cause. Please refer to Item 402(j)(2) of Regulation S-K, and instruction 1 to Item 402(j) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of Amendment No. 1.

Litigation and Legal Proceedings, page 93

12.                 We note your disclosure regarding your asbestos settlements. If it is reasonably possible that an amount of loss in excess of accrual could materially impact your results of operations, financial position, and/or cash flows, please revise Note 17 to the financial statements to disclose an estimate of the range of reasonably possible loss in excess of accrual or disclose that you are unable to make such an estimate.

Response:

The Company respectfully advises the Staff that it does not believe that it is reasonably possible that the amount of any loss related to its exposure to asbestos litigation and settlements could materially impact the Company’s results of operations, financial position and/or cash flows, and therefore the Company has not accrued any amounts in its financial statements relating to such potential exposure.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

Principal Stockholders, page 118

13.                 Please advise why, per footnote (1) to the table on page 119, you have excluded shares of common owned by other parties to the Stockholders’ Agreement that AEA may be deemed to beneficially own.

Response:

The Company respectfully advises the Staff that it has excluded from the disclosure of AEA’s beneficial ownership shares of common stock owned by other parties to the Stockholders’ Agreement with which AEA may be deemed to share beneficial ownership because all of the Company’s existing stockholders, prior to this offering, are parties to the Stockholders’ Agreement. Therefore, the parties to the Stockholders’ Agreement hold all of the common stock of the Company prior to this offering. AEA may be deemed to share beneficial ownership with the other parties to the Stockholders’ Agreement because the other parties to the Stockholders’ Agreement have agreed to vote in accordance with AEA as to one director position, but following the consummation of this offering AEA will have no other rights relating to the shares of common stock held by the other parties to the Stockholders’ Agreement. As a result, the Company believes that the current disclosure provides potential investors with a more accurate picture of the beneficial ownership of its common stock. The Company has revised the disclosure on page 124 of Amendment No. 1 to clarify why it has excluded shares of common stock owned by other parties to the Stockholders’ Agreement.

Certain Relationships and Related Party Transactions, page 120

Other Relationships and Transactions, page 122

14.                 Please revise to disclose the manner in which Messrs. Mueller, Callahan and Adams are affiliated with SWP, and the approximate dollar amount of their interests in the transactions that you disclose here. Please refer to Item 404(a)(2) and Item 404(a)(4) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1.

Segments, page F-40

15.                 Compare and contrast your operating segments relative to the areas listed in ASC 280-10- 50-11a to e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

Response:

The Company respectfully advises the Staff that it has analyzed its segments using the guidance provided in ASC 280 and has concluded that it has seven operating segments as follows:

a.              Southwest;

b.              Northeast;

c.               Southeast;

d.              Southern;

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

e.               Central;

f.                Western; and

g.               Other (comprised of corporate activities and the Company’s wholly-owned subsidiary, Tool Source Warehouse, Inc.).

The Company’s other segment, which consists primarily of Tool Source Warehouse, Inc. (“TSW”), is dedicated to procuring tools and supplies for both the Company’s subsidiaries and third party customers. In addition, the Company does not believe that separately reported information about TSW would be useful to readers of the financial statements because it does not meet the quantitative thresholds for separate reporting, as outlined in ASC 280-10-50-12 due to the immateriality of TSW’s financial results in the context of the total Company.

Consideration of aggregation criteria

Pursuant to ASC 280-10-50-11a to e, two or more operating segments may be aggregated into a single reporting segment if the segments are similar in all of the following areas: (a) the nature of the products and services, (b) the nature of the production processes, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services and (e) if applicable, the nature of the regulatory environment (for example, banking, insurance or public utilities).  The Company has concluded that its six geographic operating segments can be aggregated into one reportable segment in accordance with ASC 280-10-50-11a to e due to their similarities, as outlined below. For these reasons, the Company does not believe disaggregation is warranted.  In addition, as the Company manages its business as a network of distribution facilities operating on a national scale, the Company believes that investors and readers of its financial statements can best assess the Company’s past and future performance by analyzing the Company’s reported data as a single reporting segment; providing disaggregated information will not give investors a better understanding of the Company’s performance.

(a)                                 Nature of products and services — The nature of each segment’s products are consistent, other than some minor variations in product mix due to local preferences. The primary product types sold by each segment are wallboard, ceilings and steel framing, which comprise between 79% and 83% of each segment’s revenue in the Company’s fiscal year 2015. The chart below provides the percentages of sales by product type in fiscal year 2015 for each segment.

FY15 Product Mix (Net Sales by product as % of total Net Sales)
Product mix	Southwest	Northeast	Southeast	Southern	Central	Western
Wallboard	***	***	***	***	***	***
Celings	***	***	***	***	***	***
Steel Framing	***	***	***	***	***	***
Other	***	***	***	***	***	***
Total	***	***	***	***	***	***

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

Because the products and services offered in each location are similar, the Company maintains common strategic supplier relationships across geographic regions, negotiates common supplier agreements, purchases products on identical terms (other than freight differences), and aggregates volume across divisions for purposes of earning supplier rebates. As a result, the Company has determined that the nature of its products and services is consistent across its segments.

(b)                                 The nature of the production processes — The Company is a distribution company, with no actual production processes and, as such, each segment purchases, then distributes, products. The distribution services performed are similar across the segments, and these similarities are discussed in more detail in paragraph (d) below.

(c)                                  The type or class of customer for their products and services — Each of the Company’s segments has a similar customer base. As discussed in more detail in the Registration Statement, the Company’s core customer is the interior construction contractor who installs wallboard, ceilings, steel framing and other complementary products in residential and commercial buildings. In addition, the Company serves several national homebuilders, with which the Company has master agreements, and which are customers of all six of its geographic segments. The end markets that the Company serves are both new construction and repair and remodeling in both the residential and commercial construction markets.  The Company believes it serves these end markets consistently across its segments.

(d)                                 The methods used to distribute products or provide services — Each segment’s distribution method is similar as sales are performed as either deliveries to customer job sites or customer pickups at the Company’s various branch locations. Each segment’s process for performing sales and deliveries is similar, and each sale is processed in the same manner through the Company’s centralized ERP system. As discussed in the Registration Statement, the on-time, safe delivery of these products to both residential and commercial construction sites is believed by Company management to be one of its competitive advantages, as many commercial contractor customers purchase both wallboard and ceiling products, along with steel framing, joint compound and other complementary products, in quantities sufficient to complete a job. Job-ready quantities of multiple products are frequently delivered together. As a result, each segment of the Company utilizes the same methods to distribute products and provide services to customers.

(e)                                  The nature of the regulatory environment — Since the Company is a U.S.-based entity, the regulatory environment, which can vary to small degrees at the local market level (i.e., state and local governmental agencies), is predominately similar within and across all of its operating segments. As such, the regulatory environment does not materially impact the overall operations of the segments or the Company as a whole.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

For the foregoing reasons, the Company advises the Staff that it believes aggregation of the Southwest, Northeast, Southeast, Southern, Central and Western regions into one reportable segment is appropriate.

16.                 We note you have aggregated seven operating segments into one reportable segment due to “similarities between the geographic operating segments.” Please provide us with an analysis that includes sales, gross margin, operating profit, and Adjusted EBITDA information for each of your identified operating segments for the last five years, along with projected amounts and any other information you believe would be useful to help us understand how the operations are all economically similar. Please also address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operation and increasing for another).

Response:

As part of the Company’s decision to aggregate its operating segments, as discussed above in its response to the Staff’s comment 15, it has analyzed whether the six geographic operating segments that are aggregated by the Company are similar in their economic characteristics, using guidance in ASC 280-10-50-11. The codification indicates that the economic characteristics of segments are viewed as being similar if, for example, the segments have similar long-term average gross margins from both a historical and an expected future performance perspective. In addition to the Company’s six geographic operating segments, the Company’s consolidated results separately include a seventh operating segment (referred to as “Other”), comprised of corporate activities and TSW, which is not aggregated within the one reportable segment based on geographic regions, as discussed further in the Company’s response to the Staff’s comment 15.

The Company respectfully advises the Staff that it believes its identified geographic operating segments exhibit similar long-term financial performance metrics given their similar economic characteristics. Below, the Company has compared these economic characteristics and has provided a discussion of the analysis it performed to reach its conclusion that each segment has similar economic characteristics. The Company believes that the primary factors for determining the similar economic performance of its segments are product mix and gross margin trends.

The similarities in long-term financial performance exhibited by the Company’s six geographic operating segments are driven by the similarities in customers and products across each segment. All of the segments are impacted by the same macroeconomic factors, such as housing starts and commercial construction put in place. While the expectation is that the economic performance of the Company’s geographic operating segments will be similar over the long-term, from time to time in the short-term a particular segment’s performance may differ slightly from the others. However, any such segment’s performance is expected to return to be economically similar to each of the other geographic operating segments over the long-term.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

Gross Margin

The key measure of operating performance in the six geographic operating segments, used by the Company’s chief operating decision maker and segment managers, to assess operational performance is gross margin (defined as gross profit divided by net sales).

From a historical, current and forecast perspective, the gross margins of the six geographic operating segments are set forth in the table below. Projected gross margins are based on current gross margins, price improvements and cost of goods sold reductions, which the Company anticipates it will experience as the improving housing market and other macro environment increases its leverage in negotiations with suppliers and customers.

The table below displays each geographic operating segment and its respective gross margin for fiscal year 2011 through 2016 (budgeted).

Gross Margin (1)
						2016	Average (FY11-
	2011	2012	2013	2014	2015	Budget	16)
Southwest	***	***	***	***	***	***	***
Northeast	***	***	***	***	***	***	***
Southeast	***	***	***	***	***	***	***
Southern	***	***	***	***	***	***	***
Central	***	***	***	***	***	***	***
Western	***	***	***	***	***	***	***

Average	***	***	***	***	***	***	***

(1) ***

The Company believes that the gross margins of its geographic operating segments reflect relative stability across periods and do not depict any material differences in trends across segments. In the Company’s internal segment analysis it noted that although the Southwest Division has slightly lower gross margins than other segments, this difference is generally offset by lower delivery costs and operating expenses in that region and does not create the need for disaggregation.

Adjusted EBITDA Margin

The Company’s management utilizes Adjusted EBITDA and Adjusted EBITDA margin to assess its financial performance and, as such, believes such measures are also appropriate metrics through which to review the similarity in economic characteristics across its segments. The table below displays each of the Company’s geographic operating segments and its respective Adjusted EBITDA margins for fiscal years 2011 through 2015, as well as each segment’s budget for fiscal year 2016.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

The Company respectfully advises the Staff that it has experienced a trend of increasing Adjusted EBITDA margins since 2011 for each of the Company’s geographic operating segments.

Adjusted EBITDA Margin (1) (2)
						2016	Average (FY11-
	2011	2012	2013	2014	2015	Budget	16)
Southwest	***	***	***	***	***	***	***
Northeast	***	***	***	***	***	***	***
Southeast	***	***	***	***	***	***	***
Southern	***	***	***	***	***	***	***
Central	***	***	***	***	***	***	***
Western	***	***	***	***	***	***	***

Annual Average	***	***	***	***	***	***	***

(1) ***

(2) ***

Net sales and operating profit

Net sales and operating profit trend information from fiscal year 2011 to the budgets established for fiscal year 2016, demonstrates consistent trends for operating profit as a percentage of net sales for each of the operating segments as shown below.

Operating Profit as a Percentage of Revenue (1)(2)
2016
	2011	2012	2013	2014	2015	Budget
Southwest	***	***	***	***	***	***
Northeast	***	***	***	***	***	***
Southeast	***	***	***	***	***	***
Southern	***	***	***	***	***	***
Central	***	***	***	***	***	***
Western	***	***	***	***	***	***

Average	***	***	***	***	***	***

(1) ***

(2) ***

The Company has also provided net sales and operating profit data in response to the Staff’s request and in support of the above calculations.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

Net Sales (1) (2)
2016
$’s in ‘000’s	2011	2012	2013	2014	2015	Budget
Southwest	***	***	***	***	***	***
Northeast	***	***	***	***	***	***
Southeast	***	***	***	***	***	***
Southern	***	***	***	***	***	***
Central	***	***	***	***	***	***
Western	***	***	***	***	***	***

Average	***	***	***	***	***	***

(1) ***
(2) ***

Operating Profit (1)(2)
2016
$’s in ‘000’s	2011	2012	2013	2014	2015	Budget
Southwest	***	***	***	***	***	***
Northeast	***	***	***	***	***	***
Southeast	***	***	***	***	***	***
Southern	***	***	***	***	***	***
Central	***	***	***	***	***	***
Western	***	***	***	***	***	***

Average	***	***	***	***	***	***

(1) ***
(2) ***

For the reasons above, the Company respectfully advises the Staff that it believes the six geographic segments have similar economic characteristics and aggregation of the Southwest, Northeast, Southeast, Southern, Central and Western operating segments into one reportable segment is appropriate. In the future, the Company will continue to assess the appropriateness of its segments and the related aggregation into one reportable segment.  This assessment will include reviewing these indicators and re-assessing economic similarity, and if needed, reassessing the Company’s current presentation.

17.                 Please tell us why the company is organized into these seven operating segments.

Response:

The Company respectfully advises the Staff that it is a North American distributor of wallboard, ceilings and other complementary interior construction products. Its operating model,

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

intended to drive growth, combines accounts on a national scale along with a local, go-to-market strategy. In determining its operating segments, the Company has used the “management approach” as described in ASC 280.  This approach focuses on how management reviews results and makes operating decisions. The Company has identified G. Michael Callahan, Jr., the Company’s President and Chief Executive Officer, as the chief operating decision maker (the “CODM”). Mr. Callahan makes all key day-to-day operating decisions, determines the allocation of resources and makes assessments of business and individual performance for purposes of determining compensation.  The segment managers reporting directly to the CODM are the divisional vice presidents for each geographic region. There are no product or customer specific divisions in the Company.

The Company is organized geographically, as opposed to by product or by customer, and the Company believes this organization aligns with its branch operational model, in which the Company provides a comprehensive, job-ready offering of products to its primary customer, the interior construction contractor. In addition:

• The Company has a large number of employees and assets at its branch locations, of which there are over 155. The geographical organization allows the Company to best support this branch structure and facilitate the management of these branches, which comprise the segments.

• The Company’s logistics decisions and optimized distribution systems are facilitated based on the geographic structure.

• The geographic structure facilitates the Company’s ability to communicate consistent messages throughout the organization and the decision making processes for its branches.

• The geographic structure provides an effective and efficient way to on-board acquired companies and allows the Company to obtain cost reduction related synergies (e.g., back office support).

• The segment leaders’ incentive compensation is based partially on the financial performance of their particular geographic region.  The components of incentive compensation are consistent across each of the geographic segments.  The Company does not have divisional leaders who are compensated based on product or customer specific performance.

As discussed in the Company’s response to comment 15 above, the Company’s consolidated results separately include a seventh operating segment (referred to as “Other”) comprised of corporate activities and TSW. TSW is the Company’s business dedicated to procuring tools and supplies for both the Company’s subsidiaries and third party customers and does not meet the quantitative thresholds for separate reporting, as outlined in ASC 280-10-50-12.

Securities and Exchange Commission

Confidential Treatment Requested by GMS Inc.

September 1, 2015

In the future, the Company will continue to assess the appropriateness of its organizational structure and related segmentation as business or organizational changes occur.

If you have any questions, please feel free to contact the undersigned at (212) 859-8468.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:                                G. Michael Callahan, Jr. (GMS Inc.)

H. Douglas Goforth (GMS Inc.)

Peter J. Loughran (Debevoise & Plimpton LLP)

Leland Benton (Securities and Exchange Commission)

Jenn Do (Securities and Exchange Commission)

Terence O’Brien (Securities and Exchange Commission)